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                             June 9, 2021

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       6120 N. Hollywood Blvd. #104
       Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed on May 26,
2021
                                                            File No. 024-11419

       Dear Mr. Tiramani:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.



       Amended Form 1-A filed May 26, 2021

       Our Customers, page 25

   1. We note your revised disclosure and response to comment 2. Please advise us of the approximate percentage
of the 33,000 "potential customers" that paid an Order Fee
                                                        pursuant to the Order
Agreement filed as an exhibit. If the percentage suggests potential revenue significantly
below the $1 billion on page 25 please revise to so indicate.
       Stockholders Agreement, page 34

   2. We note your revised disclosure and response to comment 5. It appears that stockholder
 Paolo Tiramani
Boxabl Inc.
June 9, 2021
Page 2
      obligations relate solely to compliance with transfer restrictions. Please clarify any other material provisions a stockholder could be "liable for" as a breach of the agreement.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNamePaolo Tiramani
                                                             Division of
Corporation Finance
Comapany NameBoxabl Inc.
                                                             Office of Real
Estate & Construction
June 9, 2021 Page 2
cc:       Andrew Stephenson, Esq.
FirstName LastName